MANEKI MINING INC.
4462 John Street
Vancouver, British Columbia V5V 3X1

November 30, 2005

Securities & Exchange Commission
Station Place, 100 F Street, N.E.
Washington, D.C. 20549
Attn: 1933 Act Filing Desk

Re: Withdrawal of Acceleration Request dated November 14, 2005

Maneki Mining Inc. - Registration Statement on Form SB-2
File No. 333- 125898

Gentlemen:

Maneki Mining Inc. (“Company”) hereby withdraws its request, by letter dated November 14, 2005, that the above-captioned registration statement be permitted to become effective at 10:00 a.m., Washington, D.C. time, on November 16, 2005, or as soon thereafter as is practicable.  Pursuant to the Commission’s request, the Company intends to submit an amendment to the above-captioned registration statement, which shall contain, among other things, updated financial statements  (“Amended Registration Statement”).

Subsequent to filing the Amended Registration Statement, the Company intends to submit to the Commission a new request to accelerate the effective date of the Amended Registration Statement.

Please advise our corporate counsel, Thomas E. Stepp, Jr. of Stepp Law Group at (949) 660-9700, of any questions.

Very truly yours,

/s/ Sean Philip Watkinson

Sean Philip Watkinson, President

cc: Edward M. Kelly
Securities & Exchange Commission
Division of Corporation Finance, Via Fax (202-772-9368)